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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Commission File Number 1-15224

Energy Company of Minas Gerais
(Translation of Registrant's Name Into English)

Avenida Barbacena, 1200
30190-131 Belo Horizonte, Minas Gerais, Brazil
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG
Listed Company—Taxpayer No. 17.155.730/0001-64

Extract from the minutes of the Extraordinary General Shareholders Meeting.

Date, time and place: September 16, 2004, at 10:30 a.m., at the head offices, at Av. Barbacena, 1.200, 18th floor, Belo Horizonte-MG.

Presiding officers: Chairman:—Manoel Bernardino Soares / Secretary—Anamaria Pugedo Frade Barros.

Summary of events: I- The Board approved:—the nomination, made by the representative of the shareholder State of Minas Gerais, of the shareholder Manoel Bernardino Soares to chair the Meeting;—the Proposal of the Board of Directors mentioned in item II, "B", below, with the alteration suggested by the representative of the shareholder State of Minas Gerais, in order to better identify the company Setape-Serviços Técnicos de Avaliações do Patrimônio e Engenharia Ltda., with taxpayer no. 44.157.543/0001-92 and with head offices in São Paulo-SP, at Rua Henrique Schaumann, 85, Postal Code 05413-020. II- At the Chairman's request, the Secretary read the following documents: A) the Public Notice calling the meeting, published in the newspapers "Minas Gerais", on August 31 and September 1 and 3, 2004, and "O Tempo" and "Gazeta Mercantil", on August 31 and September 1 and 2, 2004; and B) the Proposal of the Board of Directors to appoint the company Setape—Serviços Técnicos de Avaliações do Patrimônio e Engenharia Ltda., for the rendering of services for the Valuation of Assets and for the Physical and Accounting Reconciliation of CEMIG's Assets, whose appraisal report to be produced shall be used for the transfer of assets to fully-owned subsidiaries to be set up in order to carry out the corporate reorganization of the Company. III- Before the item on this Meeting's agenda was discussed and voted on, the representative of the shareholder Southern Electric Brasil Participações Ltda. pointed out the existence of a conflict relating to the Shareholders' Agreement signed with the State of Minas Gerais. Participants: Shareholders representing over two thirds of the voting capital, namely: Anamaria Pugedo Frade Barros; Humberto Rodrigues Gomes, on behalf of the State of Minas Gerais; Manoel Bernardino Soares; George Washington Tenório Marcelino, on behalf of The Master Trust Bank of Japan, Ltd.; Carlos Suplicy de Figueiredo Forbes, on behalf of Southern Electric Brasil Participações Ltda.; Antônio Sávio de Resende; Antônio Albino de Abreu Mendes; Ary Ferreira Filho.

Anamaria Pugedo Frade Barros

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS—CEMIG
By:	/s/ FLÁVIO DECAT DE MOURA Name: Flávio Decat de Moura Title: Chief Financial Officer and Investor Relations Officer

Date: September 23, 2004

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SIGNATURES